EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

	STATE OF	SUBSIDIARIES ARE
NAME OF SUBSIDIARIES	INCORPORATION	DOING BUSINESS AS
StarTek USA, Inc.	Colorado	StarTek Teleservices, Inc.
StarTek Technical Services, Inc.
StarTek Internet, Inc.
StarTek, Inc.
StarPak, Inc.
StarTek Services
Domain.com, Inc.	Delaware	Domain.com, Inc.
StarTek Canada Services, Ltd.	Nova Scotia, Canada	StarTek Canada Services